No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 4, 2021, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal first quarter ended June 30, 2021.

Exhibit 2:

At its Compensation Committee meeting held on August 2, 2021 and Board of Directors meeting held on August 4, 2021, Honda Motor Co., Ltd. (the “Company”) passed a resolution approving the content of the stock compensation scheme for Executive Officers, Operating Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”) and the continuation of the stock compensation scheme which uses a trust (the “Scheme”), which was introduced in the fiscal year ended March 31, 2019.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August  4, 2021, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 4, 2021

August 4, 2021

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2021

Tokyo, August 4, 2021 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2021.

First Quarter Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the three months ended June 30, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the three months ended June 30, 2021.

Honda’s consolidated sales revenue for the three months ended June 30, 2021 increased by 68.7%, to JPY 3,583.8 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit was JPY 243.2 billion, an increase of JPY 356.9 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix. Profit before income taxes was JPY 311.3 billion, an increase of JPY 384.7 billion from the same period last year. Profit for the period attributable to owners of the parent was JPY 222.5 billion, an increase of JPY 303.3 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 128.87, an increase of JPY 175.71 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated Statements of Financial Position for the Fiscal First Quarter Ended June 30, 2021

Total assets increased by JPY 61.8 billion, to JPY 21,982.8 billion from March 31, 2021 due mainly to increased inventories as well as positive foreign currency translation effects, which was partially offset by decreased cash and cash equivalents. Total liabilities decreased by JPY 169.5 billion, to JPY 12,378.6 billion from March 31, 2021 due mainly to a decrease in trade payables as well as accrued expenses. Total equity increased by JPY 231.3 billion, to JPY 9,604.2 billion from March 31, 2021 due mainly to increased retained earnings attributable to profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2021

Consolidated cash and cash equivalents on June 30, 2021 decreased by JPY 254.5 billion from March 31, 2021, to JPY 2,503.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 7.2 billion of cash inflows. Cash inflows from operating activities increased by JPY 79.0 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 128.7 billion of cash outflows. Cash outflows from investing activities increased by JPY 19.3 billion from the same period last year, due mainly to increased payments for acquisitions of other financial assets, which was partially offset by decreased payments for additions to and internally developed intangible assets.

Net cash used in financing activities amounted to JPY 140.8 billion of cash outflows. Cash outflows from financing activities increased by JPY 252.8 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2022

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2022, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2022

	Yen (billions)	Changes from FY 2021
Sales revenue	15,450.0	+ 17.3%
Operating profit	780.0	+ 18.1%
Profit before income taxes	1,000.0	+ 9.4%
Profit for the year	715.0	+ 2.8%
Profit for the year attributable to owners of the parent	670.0	+ 1.9%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	390.27

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 106 for the full year ending March 31, 2022.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2022 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 315.7
Cost reduction, the effect of raw material cost fluctuations, etc.	- 10.0
SG&A expenses	- 190.0
R&D expenses	- 79.0
Currency effect	+ 83.0

Operating profit compared with fiscal year ended March 31, 2021	+ 119.7

Share of profit of investments accounted for using the equity method	- 52.7
Finance income and finance costs	+ 18.8

Profit before income taxes compared with fiscal year ended March 31, 2021	+ 85.9

Dividend per Share of Common Stock

The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2022, is JPY 110 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2021 and June 30, 2021

	Yen (millions)
	Mar. 31, 2021	Jun. 30, 2021
Assets
Current assets:
Cash and cash equivalents	2,758,020	2,503,454
Trade receivables	801,814	703,623
Receivables from financial services	1,794,654	1,672,560
Other financial assets	295,307	274,957
Inventories	1,545,600	1,736,099
Other current assets	383,696	379,036

Total current assets	7,579,091	7,269,729

Non-current assets:
Investments accounted for using the equity method	891,002	960,595
Receivables from financial services	3,619,896	3,734,419
Other financial assets	628,533	733,355
Equipment on operating leases	4,919,916	5,018,034
Property, plant and equipment	3,021,514	2,987,702
Intangible assets	818,763	819,488
Deferred tax assets	99,552	108,540
Other non-current assets	342,763	350,974

Total non-current assets	14,341,939	14,713,107

Total assets	21,921,030	21,982,836

Liabilities and Equity
Current liabilities:
Trade payables	1,088,061	1,021,390
Financing liabilities	3,005,624	3,266,072
Accrued expenses	415,106	337,264
Other financial liabilities	182,145	171,109
Income taxes payable	47,793	52,845
Provisions	362,151	323,286
Other current liabilities	614,577	587,405

Total current liabilities	5,715,457	5,759,371

Non-current liabilities:
Financing liabilities	4,715,361	4,453,295
Other financial liabilities	280,809	277,594
Retirement benefit liabilities	358,532	366,488
Provisions	278,890	273,102
Deferred tax liabilities	842,001	883,949
Other non-current liabilities	357,141	364,818

Total non-current liabilities	6,832,734	6,619,246

Total liabilities	12,548,191	12,378,617

Equity:
Common stock	86,067	86,067
Capital surplus	172,049	171,751
Treasury stock	(273,786)	(273,396)
Retained earnings	8,901,266	9,030,414
Other components of equity	196,710	310,562

Equity attributable to owners of the parent	9,082,306	9,325,398
Non-controlling interests	290,533	278,821

Total equity	9,372,839	9,604,219

Total liabilities and equity	21,921,030	21,982,836

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2020 and 2021

	Yen (millions)
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
Sales revenue	2,123,775	3,583,870
Operating costs and expenses:
Cost of sales	(1,769,299)	(2,846,420)
Selling, general and administrative	(305,253)	(317,014)
Research and development	(162,914)	(177,226)

Total operating costs and expenses	(2,237,466)	(3,340,660)

Operating profit (loss)	(113,691)	243,210

Share of profit of investments accounted for using the equity method	39,994	55,931
Finance income and finance costs:
Interest income	4,595	5,200
Interest expense	(1,833)	(2,925)
Other, net	(2,498)	9,944

Total finance income and finance costs	264	12,219

Profit (loss) before income taxes	(73,433)	311,360
Income tax expense	(6,546)	(73,640)

Profit (loss) for the period	(79,979)	237,720

Profit (loss) for the period attributable to:
Owners of the parent	(80,871)	222,512
Non-controlling interests	892	15,208

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	(46.84)	128.87

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2020 and 2021

	Yen (millions)
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
Profit (loss) for the period	(79,979)	237,720
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	4,209	62,582
Share of other comprehensive income of investments accounted for using the equity method	529	948
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	56	30
Exchange differences on translating foreign operations	8,819	29,310
Share of other comprehensive income of investments accounted for using the equity method	(5,193)	19,308

Total other comprehensive income, net of tax	8,420	112,178

Comprehensive income for the period	(71,559)	349,898

Comprehensive income for the period attributable to:
Owners of the parent	(79,767)	336,272
Non-controlling interests	8,208	13,626

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2020

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit (loss) for the period				(80,871)		(80,871)	892	(79,979)
Other comprehensive income, net of tax					1,104	1,104	7,316	8,420

Total comprehensive income for the period				(80,871)	1,104	(79,767)	8,208	(71,559)
Transactions with owners and other
Dividends paid				(48,363)		(48,363)	(31,555)	(79,918)
Purchases of treasury stock			(1)			(1)		(1)
Disposal of treasury stock			124			124		124
Share-based payment transactions		(12)				(12)		(12)
Equity transactions and others							2,251	2,251

Total transactions with owners and other		(12)	123	(48,363)		(48,252)	(29,304)	(77,556)

Balance as of June 30, 2020	86,067	171,811	(273,817)	8,013,714	(113,535)	7,884,240	252,668	8,136,908

For the three months ended June 30, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit (loss) for the period				222,512		222,512	15,208	237,720
Other comprehensive income, net of tax					113,760	113,760	(1,582)	112,178

Total comprehensive income for the period				222,512	113,760	336,272	13,626	349,898
Reclassification to retained earnings				(92)	92	—		—
Transactions with owners and other
Dividends paid				(93,272)		(93,272)	(25,338)	(118,610)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			392			392		392
Share-based payment transactions		(298)				(298)		(298)

Total transactions with owners and other		(298)	390	(93,272)		(93,180)	(25,338)	(118,518)

Balance as of June 30, 2021	86,067	171,751	(273,396)	9,030,414	310,562	9,325,398	278,821	9,604,219

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2020 and 2021

	Yen (millions)
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
Cash flows from operating activities:
Profit (loss) before income taxes	(73,433)	311,360
Depreciation, amortization and impairment losses excluding equipment on operating leases	149,419	151,291
Share of profit of investments accounted for using the equity method	(39,994)	(55,931)
Finance income and finance costs, net	6,752	(2,066)
Interest income and interest costs from financial services, net	(28,354)	(38,508)
Changes in assets and liabilities
Trade receivables	33,546	101,500
Inventories	(91,946)	(178,826)
Trade payables	(134,776)	(67,565)
Accrued expenses	(87,180)	(88,578)
Provisions and retirement benefit liabilities	9,395	(36,215)
Receivables from financial services	199,194	21,798
Equipment on operating leases	16,833	(92,131)
Other assets and liabilities	(35,335)	(26,033)
Other, net	(2,402)	(439)
Dividends received	5,468	21,961
Interest received	58,567	59,109
Interest paid	(27,577)	(19,586)
Income taxes paid, net of refunds	(29,945)	(53,888)

Net cash provided by (used in) operating activities	(71,768)	7,253
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(84,090)	(80,310)
Payments for additions to and internally developed intangible assets	(50,151)	(41,026)
Proceeds from sales of property, plant and equipment and intangible assets	3,231	4,749
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	2,230	—
Payments for acquisitions of other financial assets	(38,460)	(125,511)
Proceeds from sales and redemptions of other financial assets	57,920	113,382

Net cash used in investing activities	(109,320)	(128,716)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,847,881	2,197,816
Repayments of short-term financing liabilities	(2,687,827)	(2,157,665)
Proceeds from long-term financing liabilities	405,004	289,144
Repayments of long-term financing liabilities	(376,788)	(348,005)
Dividends paid to owners of the parent	(48,363)	(93,272)
Dividends paid to non-controlling interests	(9,282)	(10,879)
Purchases and sales of treasury stock, net	123	390
Repayments of lease liabilities	(18,291)	(18,428)
Other, net	(555)	—

Net cash provided by (used in) financing activities	111,902	(140,899)
Effect of exchange rate changes on cash and cash equivalents	4,593	7,796

Net change in cash and cash equivalents	(64,593)	(254,566)
Cash and cash equivalents at beginning of year	2,672,353	2,758,020

Cash and cash equivalents at end of period	2,607,760	2,503,454

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	274,222	1,209,923	575,834	63,796	2,123,775	—	2,123,775
Intersegment	—	45,800	3,168	4,441	53,409	(53,409)	—

Total	274,222	1,255,723	579,002	68,237	2,177,184	(53,409)	2,123,775

Segment profit (loss)	11,202	(195,888)	71,568	(573)	(113,691)	—	(113,691)

Segment assets	1,386,342	7,641,611	10,202,227	352,249	19,582,429	529,305	20,111,734
Depreciation and amortization	16,775	126,793	206,150	3,888	353,606	—	353,606
Capital expenditures	8,550	89,371	396,701	2,082	496,704	—	496,704

As of and for the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	518,203	2,206,436	766,572	92,659	3,583,870	—	3,583,870
Intersegment	—	46,018	926	6,588	53,532	(53,532)	—

Total	518,203	2,252,454	767,498	99,247	3,637,402	(53,532)	3,583,870

Segment profit (loss)	80,695	70,689	92,217	(391)	243,210	—	243,210

Segment assets	1,495,553	8,790,998	10,862,394	382,318	21,531,263	451,573	21,982,836
Depreciation and amortization	17,205	128,726	219,269	4,160	369,360	—	369,360
Capital expenditures	7,765	89,142	685,033	2,584	784,524	—	784,524

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2020 and 2021 amounted to JPY 820,941 million and JPY 608,628 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	471,450	1,061,689	90,628	444,317	55,691	2,123,775	—	2,123,775
Inter-geographic areas	295,730	78,816	14,109	89,674	524	478,853	(478,853)	—

Total	767,180	1,140,505	104,737	533,991	56,215	2,602,628	(478,853)	2,123,775

Operating profit (loss)	(61,934)	(77,886)	4,854	23,303	(5,576)	(117,239)	3,548	(113,691)

Assets	4,712,594	11,123,120	682,541	2,799,058	473,595	19,790,908	320,826	20,111,734
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,991,617	4,672,911	57,515	661,518	106,492	8,490,053	—	8,490,053

As of and for the three months ended June 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	563,459	1,985,752	170,243	729,495	134,921	3,583,870	—	3,583,870
Inter-geographic areas	512,392	121,977	54,005	147,788	1,869	838,031	(838,031)	—

Total	1,075,851	2,107,729	224,248	877,283	136,790	4,421,901	(838,031)	3,583,870

Operating profit (loss)	1,729	153,368	9,999	81,435	2,614	249,145	(5,935)	243,210

Assets	5,239,404	12,268,704	629,568	3,370,027	535,839	22,043,542	(60,706)	21,982,836
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,028,127	5,132,967	59,113	653,655	134,394	9,008,256	—	9,008,256

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2020 and 2021 amounted to JPY 820,941 million and JPY 608,628 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on August 4, 2021, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1. Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70,000 million yen

(4)	Period of acquisition:

Starting on August 5, 2021 and ending on December 31, 2021

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

August 4, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
President and Representative Executive Officer

Notice Regarding Stock Compensation Scheme for Executive Officers Etc.

At its Compensation Committee meeting held on August 2, 2021 and Board of Directors meeting held today, Honda Motor Co., Ltd. (the “Company”) passed a resolution approving the content of the stock compensation scheme for Executive Officers, Operating Officers and a part of Operating Executives of the Company who are residents of Japan (collectively, “Executive Officers Etc.”) and the continuation of the stock compensation scheme which uses a trust (the “Scheme”), which was introduced in the fiscal year ended March 31, 2019.

Particulars

1.	Continuation of the Scheme

(1)

The Company made a decision to continue with the Scheme for Executive Officers Etc., which was introduced in the fiscal year ended March 31, 2019, for the purpose of further enhancing their attitude of contributing toward the sustained improvement of corporate value of the Company in the medium to long term as well as seeking for the sharing of common interests with shareholders.

(2)

The Scheme adopts a system called the “BIP (Board Incentive Plan) trust” (a “BIP Trust”). To continue with the Scheme in the fiscal year ending March 31, 2022, and onward, the Company will make a partial amendment to the Scheme and extend the trust period of the BIP Trust which has already been set.

(3)

A BIP Trust is a scheme where, in the same way as performance share and restricted stock schemes in the U.S., shares in the Company and money (“Company Shares Etc.”) are delivered and paid (“Delivered Etc.” or “Delivery Etc.”) to Executive Officers Etc. in accordance with their positions and the degree of achievement or growth in management indicators of the Company such as performance and corporate value.

(4)

The continuation of the Scheme was approved by the Company’s Compensation Committee, which consists of a majority of Outside Directors and is chaired by an Outside Director, and Board of Directors. The Compensation Committee will fairly evaluate the appropriateness of the performance targets and the level of achievement of such targets, and will ensure the transparency and objectivity of the decision-making process and results related to the compensation scheme for the officers.

2.	Partial amendment of the Scheme

Persons eligible for the Scheme have been specified as “Directors, Operating Officers and a part of Operating Executives of the Company who conduct business execution and who are residents of Japan.” For the continuation of the Scheme, the Company will make amendment to the persons eligible for the Scheme as “Executive Officers Etc.” This amendment is due to the Company’s transition to a company with three committees. Except for this amendment related to the persons eligible for the Scheme, the content of the Scheme will remain the same.

3.	Structure of BIP Trust

①	At its Compensation Committee meeting and Board of Directors meeting, the Company passed a resolution to continue with the Scheme.
②	For the continuation of the Scheme, the Company will make a partial amendment to share delivery rules.
③

Based on the resolution specified in ①, the Company will extend the trust period of a trust whose beneficiaries are Executive Officers Etc. who satisfy the beneficiary requirements (the “Trust”) and entrust trustees with additional money.

④

In accordance with the instructions of the trust administrator, the Trust will acquire Company shares from the stock market using the additional money entrusted as specified in ③ and the money remaining in the Trust as the source of funds.

⑤	Dividends on Company shares held by the Trust shall be paid in the same manner as for other Company shares.
⑥	For the duration of the trust period, voting rights may not be exercised in respect of the Company shares held by the Trust.
⑦

During the trust period, the beneficiaries (i) shall, in accordance with the share delivery rules of the Company, be granted a certain number of points and, in principle three years after such granting of points, receive delivery of Company shares corresponding to a certain percentage of the number of points, and (ii) shall, in accordance with the provisions of the trust agreement, receive money in an amount equivalent to the conversion proceeds obtained by converting within the Trust the Company shares corresponding to the number of remaining points.

Also, any dividends paid in respect of the Company shares held by the Trust shall be paid to the beneficiaries in proportion to the number of Company shares (including shares that will be subject to conversion) that were Delivered Etc. by the Trust.

⑧

If the Trust will continue to be used for the Scheme or for a stock compensation scheme similar to the Scheme, any remaining shares at the time of expiration of the trust period will be Delivered Etc. to Executive Officers Etc. by amending the trust agreement and entrusting additional amounts to the Trust. If the Trust will be terminated due to expiration of the trust period, as a measure of returning value to shareholders, the Trust will transfer such remaining shares to the Company for no consideration and the Company will cancel such shares by a resolution of the Board of Directors.

⑨

If the Trust will continue to be used after the expiration of the trust period, any remaining amounts of dividends pertaining to the Company shares held by the Trust at the time of such expiration shall be utilized as funds for acquiring Company shares, and if the Trust will be terminated due to expiration of the trust period, any portion of such remaining amounts of dividends that exceeds the trust expenses reserve (meaning the reserve for the trust fees and trust expenses, etc., which is the amount obtained after deducting the share acquisition funds from the trust money; the same applies hereinafter) is planned to be donated to organizations in which the Company and Executive Officers Etc. do not have any interests.

Note:

In cases such as where, during the trust period, the possibility arises that the number of Company shares held by the Trust will be less than the number of Company shares corresponding to the number of Share Delivery Points (as defined in 4.(4) below; the same applies hereinafter) prescribed in respect of Executive Officers Etc. during the trust period, or the possibility arises that the money in the trust assets will be insufficient to pay the trust fees and trust expenses, the Company may additionally entrust money to the Trust.

4.	Details of the Scheme (after the continuation)

(1)	Outline of the Scheme

With the continued Scheme, the Company Shares Etc. will be Delivered Etc. to Executive Officers Etc. in accordance with their positions and the degree of achievement or growth in management indicators of the Company such as performance and corporate value for the three-fiscal year period from the fiscal year ending March 31, 2022, through the fiscal year ending March 31, 2024.

(2)	Persons eligible for the Scheme (beneficiary requirements)

Executive Officers Etc. may receive Delivery Etc. from the Trust of the Company Shares Etc. corresponding to the number of Share Delivery Points, on condition that they satisfy the beneficiary requirements mentioned below.

The beneficiary requirements are as follows.

(i)	The person is an Executive Officer Etc. (including persons who newly become Executive Officers Etc. on or after the start date of the continued Scheme);

(ii)

The person has not left office for personal reasons (excluding cases of leaving office for personal reasons due to unavoidable reasons such as injury and illness) and has not resigned or been removed from office due to circumstances such as engaging in certain acts of misconduct or material violations of duties or internal rules; and

(iii)

The person fulfills any other requirements prescribed in the trust agreement or the share delivery rules as being deemed necessary in order to achieve the purpose of the Scheme as a stock compensation scheme.

(3)	Trust period after the extension

The trust period shall be a period of approximately three years, from September 2021 (scheduled) to August 2024 (scheduled).

At the time of expiration of the trust period, the trust period of the Trust may be extended for a period of time equal to the initial trust period (a period of three years) by amending the trust agreement and entrusting additional amounts to the Trust. In this case, for each extended trust period, the Company shall contribute money that will be the source of funds for the compensation for Executive Officers Etc. based on the resolution of the Compensation Committee and Board of Directors, and will continue to grant points to Executive Officers Etc. during the extended trust period.

However, if in the case of making such additional contributions there are any Company shares (other than the Company shares corresponding to the Share Delivery Points granted to Executive Officers Etc. but not yet delivered) or any money remaining in the trust assets (collectively, the “Remaining Shares Etc.”) on the last day of the trust period before the extension, the Remaining Shares Etc. will be succeeded by the Trust which would be extended. Such trust period may be extended thereafter in the same way.

Also, if the trust agreement is not amended and no additional amounts are entrusted to the Trust at the time of expiration of the trust period, no points will be granted to Executive Officers Etc. thereafter. However, if there are any Executive Officers Etc. in office who may potentially satisfy the beneficiary requirements at such time, the trust period of the Trust may be extended until the completion of the Delivery Etc. of Company Shares Etc. to such Executive Officers Etc.

(4)	Company Shares Etc. to be Delivered Etc. to Executive Officers Etc.

In July of each year, the Company shall grant Executive Officers Etc. base points determined in accordance with their positions, and in around June of the year that is three years after the base points were granted (or if an Executive Officer Etc. leaves office or passes away before that period of time has elapsed, at such time), the Company shall determine the number of shares to be delivered (including shares subject to conversion) in accordance with the number of points calculated by multiplying the base points by the performance coefficient (the “Share Delivery Points”). The number of Company shares per one point is one share. However, if a stock split, stock consolidation or the like is conducted with respect to Company shares during the trust period, the number of Share Delivery Points and the upper limit of the number of shares for delivery set out below in (6) will be adjusted in line with the ratio of the stock split, stock consolidation or the like.

Formula for calculation of base points

Base points = base amount of stock compensation by position (see Note 1) / the average of closing prices for Company shares on the Tokyo Stock Exchange for March 2021(or if the Trust is continued, for the March that immediately precedes the month in which the extension date of the Trust falls)

Formula for calculating Share Delivery Points

Share Delivery Points = base points × performance coefficient (see Note 2)

(Note 1)

“Base amount of stock compensation by position” will be determined by taking into consideration factors such as work responsibilities and duties, and the ratio of monetary compensation and stock compensation as a proportion of all compensation.

(Note 2)

The performance coefficient shall be determined within the range of 50%-150% in accordance with the degree of achievement or growth in financial indicators, such as consolidated operating profit margin, and in non-financial indicators, such as brand value and ESG (environmental, social and governance) consideration, of the Company for the final fiscal year of the three consecutive fiscal years (the “Target Period”) counting from the fiscal year in which the granting date of the base points falls. If an Executive Officer Etc. leaves office or passes away before the date on which the Target Period expires, the performance coefficient shall be set at 100%.

(5)	Method and timing of Delivery Etc. of Company Shares Etc.

Promptly after the determination of the Share Delivery Points in principle (after three years have passed from the granting of the base points; or, if an Executive Officer Etc. leaves office before such period passes, at such time), the Shares Etc. corresponding to the Share Delivery Points of each Executive Officer Etc. who satisfies the beneficiary requirements stated in (2) above shall be Delivered Etc. by performing the prescribed beneficiary determination procedures. In this case, Company shares corresponding to 50% of the number of Share Delivery Points (after truncating any shares less than one unit) will be delivered, and the Company shares corresponding to the remaining number of Share Delivery Points will be converted within the Trust and an amount of money equivalent to the conversion proceeds will be paid.

If an Executive Officer Etc. who satisfies the beneficiary requirements passes away before the date on which the Target Period expires, all the Company shares corresponding to the number of Share Delivery Points as of such time shall be converted into money within the Trust and such money will be paid to the heirs of such Executive Officer Etc.

Executive Officers Etc. shall continue to hold the Company shares delivered by the Trust during their term of office and further for a period of one year after they leave office.

(6)	The amount of additional trust money to be entrusted to the Trust and the number of additional Company shares to be acquired by the Trust

The amount of additional trust money to be entrusted to the Trust and the number of additional Company shares to be acquired by the Trust are as follows.

The amount of additional trust money to be entrusted to the Trust: 1,975 million yen* (scheduled)

*The sum of the amount of the additional trust money described above and the residual cash to be carried over from the existing BIP Trust will be applied to fund the acquisition of shares by the Trust and trust fees and trust expenses.

The number of additional Company shares to be acquired by the Trust: 596,300 shares* (scheduled)

*The sum of the number of additional shares the Trust will acquire described above and the number of the remaining shares to be carried over from the existing BIP Trust will be the number of the Company shares which are expected to be Delivered Etc. to Executive Officers Etc. within the trust period of the Trust.

(7)	Method of acquisition of Company shares by the Trust

The acquisition of Company shares by the Trust is scheduled to be an acquisition from the stock market based on the funds for acquisition of shares and the number of additional shares to be acquired stated in (6) above.

In cases such as where, during the trust period, due to factors such as an increase in the number of Executive Officers Etc., the possibility arises that the number of Company shares held by the Trust will be less than the number of Company shares corresponding to the number of Share Delivery Points granted to Executive Officers Etc. during the trust period, the Company may additionally entrust money to the Trust and acquires additional Company Shares.

(8)	Execution of voting rights relating to Company shares held by the Trust

In order to secure neutrality in the management of the Company, voting rights in respect of Company shares held by the Trust (meaning Company shares before Delivery Etc. to Executive Officers Etc.) may not be exercised during the trust period.

(9)	Handling of dividends pertaining to Company shares held by the Trust

In the light of the fact that the Delivery Etc. of Company Shares Etc. will occur three years after the granting of the base points, in order to further enhance the attitude of Executive Officers Etc. of contributing toward the sustained improvement of corporate value of the Company in the medium to long term, dividends received by the Trust will, in addition to being applied to the trust fees and trust expenses of the Trust, be paid to the beneficiaries together with the Company Shares Etc. that are Delivered Etc. under (5) above, in proportion to the number of Company shares (including shares that will be subject to conversion) that are Delivered Etc. by the Trust.

(10)	Handling of remaining shares and remaining dividends at time of expiration of trust period

If the Trust will continue to be used for the Scheme or for a stock compensation scheme similar to the Scheme, any remaining shares at the time of expiration of the trust period will be Delivered Etc. to Executive Officers Etc. If the Trust will be terminated due to expiration of the trust period, as a measure of returning value to shareholders, the Trust will transfer such remaining shares to the Company for no consideration and the Company will cancel such shares by a resolution of the Board of Directors.

Also, if the Trust will continue to be used after the expiration of the trust period, any remaining amounts of dividends pertaining to the Company shares held by the Trust at the time of such expiration shall be utilized as funds for acquiring Company shares, and if the Trust will be terminated due to expiration of the trust period, any portion of such remaining amounts of dividends that exceeds the trust expenses reserve is planned to be donated to organizations in which the Company and Executive Officers Etc. do not have any interests.

Reference information

Content of trust agreement

(1)	Type of trust	An individually-operated specified trust of money other than cash trust (third party beneficiary trust)

(2)	Purpose of trust	To further enhance the attitude of Executive Officers Etc. of contributing toward the sustained improvement of corporate value of the Company in the medium to long term

(3)	Trustor	The Company

(4)	Trustee	Mitsubishi UFJ Trust and Banking Corporation (Joint trustee: The Master Trust Bank of Japan, Ltd.

(5)	Beneficiaries	Executive Officers Etc. who satisfy the beneficiary requirements

(6)	Trust administrator	A third party which has no interests in the Company (a certified public accountant)

(7)	Date of trust agreement	August 20, 2018 (scheduled to change as of August 18, 2021)

(8)	Period of trust	From August 20, 2018 to August 31, 2021 (scheduled to be extended until August 31, 2024 based on the changes to be made to the trust agreement as of August 18, 2021)

(9)	Exercise of voting rights of Company shares	None

(10)	Class of shares acquired	Common shares of the Company

(11)	Amount of additional trust money	1,975 million yen (scheduled) (including trust fees and trust expenses)

(12)	Timing of acquisition of shares

From August 20, 2021(scheduled) to August 31, 2021 (scheduled)

(excluding the period from the fifth business day before the last day of each accounting period (including fiscal quarters) to the last day of such accounting period)

(13)	Method of acquisition of shares	Acquisition from stock market

(14)	Holder of vested rights	The Company

(15)	Residual assets	The residual assets able to be received by the Company as holder of vested rights shall be within the scope of the trust expenses reserve

End

[Translation]

             August 4, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Toshihiro Mibe Director, Representative Executive Officer

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 4, 2021, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on August 5, 2021 and ending on December 31, 2021

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of June 30, 2021
	Total number of issued shares (excluding treasury stock):	1,726,770,933 shares
	Total number of treasury stock:	84,657,497 shares